Contact

www.linkedin.com/in/jennifer-myles-kern-0946a61a (LinkedIn)

Jennifer Myles-Kern

Experienced Educator and Coordinator

Gloucester, Massachusetts, United States

Experience

OEM by QIAGEN

4 years 1 month

Associate Director Project Management

January 2023 - Present (2 years 3 months)

Global Product Manager

March 2021 - January 2023 (1 year 11 months)

Festivities

Marketing Coordinator and Office Manager

August 2013 - November 2014 (1 year 4 months)

Norwalk, Connecticut

-Work with Owner and Agency to help develop overall brand strategy.

-Coordinate and help execute brand and vertical marketing with Red Poppy.

-Develop and maintain Social Media strategy for all three Festivities entities

-Support President with sales calls, proposals and follow-through

-Coordinate and facilitate staff meetings

-Work with president and bookkeeper to track spending in house

-Assist in assembly of party packets, write contracts, details for active clients

-General client communication

Gulf Restoration Network

Outreach Team Coordinator

November 2011 - May 2013 (1 year 7 months)

Greater New Orleans Area

•Assisted in planning and executing fundraisers

•Researched prospective major donors, foundations, new data management programs, and events spaces

•Researched and procured in-kind donations for volunteer appreciation and raffle fundraisers

•Wrote correspondence with donors, members, and blog

•Deposited checks and cash as needed, Convio and common ground database management, credit card reconciliation

•Successfully canvassed for membership based donations in neighborhoods, farmers markets, and music festivals
•Set up a 35 person summer canvass office, recruited and hired over 120 canvassers, trained 30 new canvassers, found and set up office space, and assisted in creating tracking documents and systems necessary to run a successful canvass office

Catalina Island Marine Institute
Science Instructor
January 2009 - November 2011 (2 years 11 months)

Develop lesson plans including, but not limited to: Fish and Shark Morphology, Oceanography, Squid dissection, Marine Mammals, Deep Sea Biology, Algae, Marine Invertebrates, Fisheries Awareness and Plankton. Effectively adapt and teach lessons to students 4th through 12th grades. Lead snorkels, hikes and kayaks to offer a hands-on learning experience. Provide support to program as a lifeguard and boat driver for snorkels and kayaks.

Festivities
Executive Personal Assistant
December 1998 - December 2010 (12 years 1 month)

Answered phones, organized customer and in-house accounts, streamlined payroll, assisted in separating personal and business accounts, managed staff on and off sites, and staffed events
Created vertical marketing lists
Created a working system to allow two complimentary businesses to run from the same office
Coordinated and made deliveries, liaison between staff, vendors, clients, and guests

Portage Lake covenant Bible Camp
Year round ministry team
January 2007 - September 2008 (1 year 9 months)

Assisted in recruiting, hiring, training, and managing of volunteer and summer staff
Revamped the yearly newsletter into a quarterly newspaper generating an increase in giving and registrations
Created a system of accounts payable
Designed and managed gear, apparel, and coffee shop/snack bar

Hosted and programmed weekends and week long visits for client groups of all ages
Outdoor educator and team building facilitator to 5-9 graders
Lead trips off site, canoeing, hiking, swimming, outdoor education, and team building activities with all ages
Ordered food and supplies, planned menus, managed two cooks and five kitchen staff

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Education

North Park University
B. A, Biology; Spanish · (2002 - 2006)